Filed by RightCHOICE Managed Care, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12of the Securities Exchange
Act of 1934.

Subject Company:  RightCHOICE Managed Care, Inc.
Commission File Number:  001-15907


This filing relates to a proposed merger between RightCHOICE Managed Care, Inc. and WellPoint Health
Networks Inc. pursuant to the terms of that certain
Agreement and Plan of Merger, dated as of October 17, 2001, among RightCHOICE, WellPoint and RWP Acquisition
Corp. The Agreement and Plan of Merger is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by RightCHOICE on October 23, 2001, and is incorporated by reference in this filing.

Cautionary Statements

This document contains forward-looking statements.
RightCHOICE intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are naturally subject to risks, uncertainties and changes in circumstances. These forward-looking statements are not guarantees of future performance.
Actual results may differ materially from the expectations described in this document due to, among other things, the factors detailed in the company's filings with the SEC, including the factors detailed under the caption "Factors That May Affect Future Results of Operations" in RightCHOICE's Annual Report on Form 10-
K for the year ended December 31, 2000, and otherwise described in the quarterly reports on Form 10-Q, to which readers are referred. RightCHOICE is under no obligation, and expressly disclaims any obligation, to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information About the Merger and Where to Find It

This document may be deemed to be solicitation material with respect to the proposed transaction between RightCHOICE and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a registration statement on Form S-4 which contains a preliminary proxy statement-prospectus regarding the proposed transaction. The information contained in the preliminary proxy statement-prospectus is not complete and may be changed. When it becomes available, the final proxy statement-prospectus will be sent to the stockholders of RightCHOICE seeking their approval of the proposed transaction. Stockholders of RightCHOICE are encouraged to read the final proxy statement-prospectus because it will contain important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed or to be filed by RightCHOICE or WellPoint with the SEC are or will be available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers will be included in the final proxy statement-prospectus.

*       *       *
Beginning November 19, 2001 and continuing from time to time thereafter, certain of the following slides will be used by senior management of RightCHOICE Managed Care, Inc. in making presentations to analysts and investors in meetings and conferences together with the slides previously filed pursuant to Rule 425 on October 30, 2001.

-----------------------------------------------------------------
[New Slide]
RightCHOICE Managed Care, Inc. Logo
Merrill Lynch Global Securities
Monday, Nov. 19
-----------------------------------------------------------------
[New Slide]
The WellPoint/RightCHOICE Merger
A Very Compelling Transaction...
-----------------------------------------------------------------
* Creates a larger, faster growing organization
* Supports the WLP growth strategy with significant market share in a key geographic region
* Diversifies WLP's business profile
* Strengthens management depth

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
Transaction Summary
-----------------------------------------------------------------
* Transaction valued at approximately $1.3 billion or $66 per RIT share
  * 30% of consideration in cash (taxable)
  * 70% of consideration in WLP stock (tax-free) at a fixed exchange ratio
* Merger expected to yield returns in excess of WLP's cost of capital
  * Similar product portfolio and culture minimizes integration risk
* Merger expected to close 1Q02

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
Enhanced Midwest Presence
-----------------------------------------------------------------
Slide contains a map of the midwest with the following states represented:
Missouri
Illinois
Iowa
Arkansas
Indiana
Kentucky
West Virginia

(Members in 000s)

                                                          Other
                                                        RightCHOICE
                                 Missouri   Illinois      States        Total
RightCHOICE                        2,407      371           46          2,825
WellPoint                             29      533          154            716
Total                              2,436      904          200          3,541

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
Diversifies WLP Business Profile
-----------------------------------------------------------------
* Medical membership by geography
1996 - 100% California
2001* - 58% California, 19% Georgia, 2% Midwest, 21% Other
Post Merger** - 46% California, 15% Georgia, 23% Midwest, 16% Other

* As of 9/30/01
** WLP & RIT combined as of 9/30/01

* Significant growth in "non-regulated" business
  * Self-funded accounts represent 2/3 of RIT profitability
  * Expansion of WellPoint PBM
  * Penetration of additional specialty products

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
Management Depth
-----------------------------------------------------------------
* RIT management team has significant health care experience
  * Turnaround capabilities
  * Track record of business growth
* Strong knowledge of regional marketplace
* Experience managing "Blue" and "Non-Blue" business

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
RightCHOICE Managed Care, Inc. Logo
-----------------------------------------------------------------
[New Slide]
Take Charge(R) Asthma Program
-----------------------------------------------------------------
Asthma Emergency Room Visits
HMO:
96-97 - 26.04
98-99 - 19.35
00-01 - 5.81

PPO:
96-97 - 17.16
98-99 - 18.08
00-01 - 17.59

per 1,000 member months

Asthma Costs
HMO:
96-97 - $58
98-99 - $49
00-01 - $37

PPO:
96-97 - $38
98-99 - $46
00-01 - $44

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
RightSteps(R) Maternity Program
-----------------------------------------------------------------
Low Birth Rates for At-Risk Members*

Low Birth Rates - 11.00% for Non Right Steps Members
                -  6.60% for Right Steps Members

Very Low Birth Rates - 2.30% for Non Right Steps Members
                     - 2.20% for Right Steps Members

* 40% reduction in low birth weight rate among at-risk members

RightSteps vs. Non-RightSteps Costs**

Maternal Cost (+/-30 days from date of birth) - $11,095 for Non Right Steps
                                                Members
                                              - $11,000 for Right Steps Members

Low Birthweight Infants - $4,440 for Non-Right Steps Members
                        - $2,365 for Right Steps Members

** Costs related to RightSteps(R) low birth weight babies are 50% less during the first year of life.

1999 results

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
RightCHOICE Managed Care, Inc. Logo
-----------------------------------------------------------------
[New Slide]
The HealthLink Connection
David Ott
President & CEO of HealthLink, Inc.

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
HealthLink Highlights
-----------------------------------------------------------------
* Who we are and how we got here
  * Strong track record for growth
  * Robust and sustainable profit margins

* Customer Base
  * Taft-Hartley - 15%
  * Insured - 40%
  * ERISA/ERISA-exempt Employers - 45%

* I. Focus of Growth
  * Geographic Expansion
    * Illinois - Southern and Central, Chicago
    * Indiana
    * Arkansas
    * Kentucky - Louisville

* II. Focus of Growth
  * Customer Base
    * Unions
    * Insurers
    * Self-funded employers

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
HealthLink Mission
-----------------------------------------------------------------
Comprehensive Solutions - To provide innovative programs and flexible administrative services

Superior Service - A commitment to continuous quality improvement and administrative simplification

Quality and Accountability - To create customer security through convenient access to healthcare services

Cost Management - To offer competitive rates and other cost control strategies that provide excellent value to our customers

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
HealthLink Business Themes
-----------------------------------------------------------------
* Customized programs and administrative services
* Relationship management and accountability
* Efficiency - in the delivery of networks and support services
* Flexibility, Innovation, Speed

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
HealthLink Results:
Strong Track Record for Growth
-----------------------------------------------------------------
Consolidated Membership in Thousands

1986
9

1987
92

1988
180

1989
203

1990
235

1991
308

1992
360

1993
473

1994
573

1995
769

1996
968

1997
1,177

1998
1,353

1999
1,516

2000
1,821

2001 YTD
1,900

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
HealthLink
Distribution Channels
-----------------------------------------------------------------
* 30 Affiliated Insurance Carrier Partners for Fully-Funded Clients
* Multiple TPA Relationships for Self-Funded Clients
* Customized Plans for Self-Funded/Self-Administered Clients

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
-----------------------------------------------------------------
This slide describes the HMO and PPO core service area in HealthLink's seven-state region including Missouri, Arkansas, Iowa, Illinois, Indiana, Kentucky and West Virginia.

It shows the HealthLink PPO service area by county as well as the counties the HealthLink HMO is in.

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
Flexible Managed Care Portfolio
-----------------------------------------------------------------
Medical Management (More to less)
HMO             POS              PPO

Freedom of Choice (Less to more)
HMO             POS              PPO

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
Core Customer Services
-----------------------------------------------------------------
* Client Service
* Customer Support Call Center
* Provider Relations
* Claim Repricing
* Claim Resolution Unit
* Integrated Medical Management Program
* Physician Credentialing and Contracting
* Information System and Reporting Capabilities

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
HealthLink Summary
-----------------------------------------------------------------
Flexibility is the key to our success!
* Diverse portfolio of customized managed care programs
* Established relationships with more than 200 payors
* High client retention rate
* URAC Network and Utilization Management Accreditation
* Strong regional presence
* Solid reputation with health care providers, clients, brokers and payors

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
John J. Seidenfeld, MD
Senior vice president
and chief medical officer

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
Vision
-----------------------------------------------------------------
* Add value
* Base care on best outcomes by reducing variability
* Promote prevention
* Promote ethical care

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
Physician Programs
-----------------------------------------------------------------
* PGPP(R)
* Physician Consultative Committee
* Individual Consideration Committee
* Peer committees
* Communications
* Active community involvement

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
Medical Management
-----------------------------------------------------------------
* Medical informatics
* Care management
* Focused utilization management
* Focused care management

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
Results of Disease Management Programs

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
TakeCharge(SM) Asthma Program
-----------------------------------------------------------------
* Available to all HMO & POS members diagnosed with asthma
* Combination of education and case management

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
TakeCharge(SM) Asthma Program
-----------------------------------------------------------------
Asthma related ER visits per 1000 member months

HMO:
96-97 - 26.04
97-98 - 29.11
98-99 - 19.35
99-00 - 10.37
00-01 - 5.81

PPO:
96-97 - 17.16
97-98 - 18.74
98-99 - 18.08
99-00 - 18.52
00-01 - 17.59

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
TakeCharge(SM) Asthma Program
-----------------------------------------------------------------
Asthma related admits per 1000 member months

HMO:
96-97 - 8.17
97-98 - 10.37
98-99 - 8.85
99-00 - 8.08
00-01 - 7.38

PPO:
96-97 - 7.12
97-98 - 7.75
98-99 - 6.8
99-00 - 7.51
00-01 - 7.19

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
TakeCharge(SM) Asthma Program
-----------------------------------------------------------------
Asthmatic compliance with anti-inflammatory meds

96-97 - 19.6%
97-98 - 22.2%
98-99 - 26.2%
99-00 - 11.0%
00-01 - 56.5%

Decrease usage in 99-00 Likely due to Trial of Luekotriene Modifiers.

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
TakeCharge(SM) Asthma Program
-----------------------------------------------------------------
Asthma related costs in $

HMO:
96-97 - $58
97-98 - $57
98-99 - $49
99-00 - $37

PPO:
96-97 - $38
97-98 - $44
98-99 - $46
99-00 - $44

2000-01 cost not yet available

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
RightSteps(R) Maternity Program
-----------------------------------------------------------------
* Available to all members whose pregnancy are known to us before the 25th week
* Educational materials and survey to all members
* High-risk members are case managed

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
RightSteps(R) Maternity Program
-----------------------------------------------------------------
1999 Results

LBW (<=2500 g) - 11.0% Non RS
               - 6.6% Right Step

VLBW (<=1500 g) - 2.3% Non RS
                - 2.2% Right Step

40% reduction in LBW rate among at-risk members

[RightCHOICE Logo]
-----------------------------------------------------------------
[New Slide]
RightSteps(R) Maternity Program
-----------------------------------------------------------------
1999 Results

RightSteps vs. Non-RightSteps Costs

Maternal Costs (+/- 30 Days From DOB) - $11,095 Non Rs
                                      - $11,389 RightSteps

RightSteps likely improves prenatal care: slightly higher cost

Per Month Infant Medical Costs (Up to 1 Yr From DOB) - $535 Non Rs
                                                     - $428 RightSteps

Normal Birthweight Infants - $355 Non Rs
                           - $349 RightSteps

Low Birthweight Infants - $4,440 Non Rs
                        - $2,319 RightSteps

RightSteps LBW Babies cost 50% less during the first year of life

[RightCHOICE Logo]